SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “Announcement Regarding Management Changes and Organizational Reform” made public on Tuesday, December 16, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 16, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 16, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – December 16, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of January 1, 2009
Director Special Advisor to ORIX Trust and Banking Corporation	Director Vice Chairman Chief Financial Officer	Yasuhiko Fujiki

Director Deputy President Group Corporate Sales Administrative Headquarters Domestic Sales Administrative Headquarters Chairman, ORIX Real Estate Corporation	Director Deputy President Real Estate Business Headquarters President, ORIX Real Estate Corporation	Hiroaki Nishina

Director Deputy President and Chief Financial Officer Office of the President Corporate Planning Office	Director Deputy President Responsible for Overseas Activities Office of the President Corporate Planning Office	Haruyuki Urata

Corporate Executive Vice President Risk Management Headquarters	Corporate Executive Vice President Chairman, ORIX USA Corporation	Takeshi Sato

Corporate Senior Vice President Domestic Sales Administrative Headquarters: responsible for Western Japan	Corporate Senior Vice President Kinki (Osaka) Sales Headquarters Administration Center	Hideaki Morita

Corporate Senior Vice President Global Business Headquarters Corporate Finance Group	Corporate Senior Vice President International Administrative Headquarters Alternative Investment & Development Headquarters Corporate Finance Group	Makoto Inoue

Corporate Senior Vice President Chief Information Officer Human Resources & Corporate Administration Headquarters Responsible for the IT Planning Office	Corporate Senior Vice President Chief Information Officer Responsible for the IT Planning Office	Tamio Umaki

Corporate Senior Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Group Senior Vice President Deputy President, ORIX Real Estate Corporation	Yoshiyuki Yamaya

Corporate Senior Vice President Domestic Sales Administrative Headquarters: responsible for Eastern Japan Chairman, ORIX Kitakanto Corporation	Executive Officer District Sales Headquarters Chairman, ORIX Kitakanto Corporation	Masayuki Okamoto

Corporate Senior Vice President Accounting Department President, ORIX Management Information Center Corporation	Executive Officer Accounting Department President, ORIX Management Information Center Corporation	Tadao Tsuya

Executive Officer Chairman, ORIX USA Corporation	Executive Officer International Headquarters	Yuki Oshima

Executive Officer Domestic Sales Administrative Headquarters: responsible for Corporate Sales Planning Regional Business Department President, ORIX Callcenter Corporation	Executive Officer e-Commerce OQL Headquarters Asset Administration Department Regional Business Department President, ORIX Callcenter Corporation	Katsunobu Kamei

Executive Officer Risk Management Headquarters	Risk Management Headquarters	Kenichi Miyauchi

Executive Officer Global Business Headquarters Business Development Group	Alternative Investment & Development Headquarters Business Development Group	Yuichi Nishigori

Group Executive President, ORIX Systems Corporation	President, ORIX Systems Corporation	Yoshitaka Fujisawa

Group Executive President, ORIX Credit Corporation	President, ORIX Credit Corporation	Masatoshi Kenmochi

Advisor	Corporate Executive Vice President Risk Management Headquarters	Hiroshi Nakajima

Advisor Chairman, ORIX Rentec Corporation	Corporate Executive Vice President Human Resources & Corporate Administration Headquarters	Nobuyuki Kobayashi

Retire*[1]	Corporate Senior Vice President Tokyo Sales Headquarters	Yoshiyuki Yoshizumi

Retire*[2]	Executive Officer District Sales Headquarters Tohoku Block	Akira Hirose

Retire*[3]	Group Executive Deputy President, ORIX Life Insurance Corporation	Yuichi Kawamura

*1	Yoshiyuki Yoshizumi will be appointed Deputy President, ORIX Trust and Banking Corporation on January 1, 2009
*2	Akira Hirose will be appointed President, Funabashi Eco Services Corporation on January 1, 2009
*3	Yuichi Kawamura will remain Deputy President, ORIX Life Insurance Corporation as of January 1, 2009

Organizational Reforms (as of January 1, 2009)

A new division, the Domestic Sales Administrative Headquarters, will be established. The Tokyo Sales Headquarters, Kinki Sales Headquarters, District Sales Headquarters, OQL Business Headquarters, Regional Business Department, Administration Center and Asset Administration Department will be realigned into this new division with individual Executive Officers positioned in charge of the following respective areas: Eastern Japan, Western Japan and Corporate Sales Planning.

The International Administrative Headquarters, International Headquarters and Alternative Investment & Development Headquarters will be consolidated into a new division: Global Business Headquarters.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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